DESCRIPTION OF RENTRAK CORPORATION CAPITAL STOCK

General
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The authorized  capital stock of Rentrak  Corporation,  a corporation  organized under the laws of the state of Oregon, consists of 30,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share, 300,000 shares of which have been designated Series A Junior Participating Preferred Stock and reserved for issuance upon the exercise of the rights distributed to the holders of Rentrak Corporation common stock pursuant to the rights plan described below under "Description of Rights." All of the outstanding shares of the capital stock of Rentrak Corporation are duly authorized, validly issued, fully paid, and nonassessable.

Rentrak Corporation Common Stock
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Subject  to the  rights  of  holders  of  any  outstanding  Rentrak  Corporation preferred stock, the holders of outstanding shares of Rentrak Corporation common stock are entitled to share ratably in dividends declared out of assets legally available therefor at such time and in such amounts as the Rentrak Corporation Board of Directors may from time to time lawfully determine. Each holder of Rentrak Corporation common stock is entitled to one vote for each share held and, except as otherwise provided by law or by the Rentrak Corporation Board of Directors with


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respect to any series of Rentrak  Corporation  preferred  stock,  the holders of
Rentrak Corporation common stock will exclusively possess all voting power. Holders of Rentrak Corporation common stock are not entitled to accumulate votes for the election of directors. The Rentrak Corporation common stock is not entitled to conversion or preemptive rights and is not subject to redemption or assessment. Subject to the rights of holders of any outstanding Rentrak
Corporation  preferred stock,  upon liquidation,  dissolution,  or winding up of
Rentrak   Corporation,   any  assets  legally   available  for  distribution  to
stockholders are to be distributed ratably among the holders of the Rentrak Corporation common stock at that time outstanding.

Rentrak Corporation Preferred Stock
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The Rentrak  Corporation  Board of Directors  has the authority to issue Rentrak
Corporation preferred stock in one or more series with such distinctive serial designations, at such price or prices, and for such other consideration as may be fixed by the Rentrak Corporation Board of Directors. Rentrak Corporation preferred stock of all series shall be in all respects entitled to the same preferences, rights, and privileges and subject to the same qualifications, limitations, and restrictions; provided, however, that different series of Rentrak Corporation preferred stock may vary with respect to, among other things, dividend rates, conversion rights, voting rights, redemption rights, liquidation preferences, and the number of shares constituting each such series as shall be determined and fixed by resolution or resolutions of the Rentrak Corporation Board of Directors providing for the issuance of such series, without any further vote or action by the stockholders of Rentrak Corporation. All the shares of any one series will be alike in all respects. The ability of the Rentrak Corporation Board of Directors to issue Rentrak Corporation

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preferred  stock,  while  providing  flexibility  in  connection  with  possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party
from  acquiring,   a  majority  of  the  outstanding  voting  stock  of  Rentrak
Corporation.

Description of Rights
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On May 18, 1995,  the Rentrak  Corporation  Board of Directors  adopted a Rights
Plan.  Pursuant  to the Rights  Plan,  Rentrak  Corporation  has  distributed  a
dividend  of  one  right  to  purchase   shares  of  capital  stock  of  Rentrak
Corporation, under certain circumstances specified in the Rights Plan, for each outstanding share of common stock. These purchase rights are hereinafter referred to as the "Rights." The Rights trade with the common stock and will detach and become exercisable ten business days after either a person (together with that person's affiliates or associates) acquires beneficial ownership of 15% or more of the outstanding shares of Rentrak Corporation common stock, or announces a tender offer the completion of which would result in beneficial ownership by a person (together with such person's affiliates or associates) of 15% or more of those shares. If the Rights detach and become exercisable, unless subsequently redeemed, each Right then would entitle its holder to purchase one one-hundredth of a share of the Series A Junior Participating Preferred Stock for and exercise price of $40, subject to antidilution adjustment.

If Rentrak Corporation were to be involved in a merger or other business combination transaction in which Rentrak Corporation is not the surviving corporation after the Rights


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become  exercisable,  each Right would  entitle its holder to purchase,  for the
Right's exercise price, a number of the acquiring or surviving company's shares of common stock having a market value equal to twice the exercise price. If, in a transaction not approved by the Rentrak Corporation Board of Directors, a person (together with such person's affiliates or associates) acquires 15% or more of the outstanding shares of Rentrak Corporation common stock or Rentrak Corporation is the surviving corporation in a merger or other business combination with such a person, each Right would entitle its holder (other than the acquiring person and its affiliates and associates, all of whose Rights become automatically void) to purchase, for the Right's exercise price, a number of shares of Rentrak Corporation common stock having a market value equal to twice the exercise price. At any time after a person (together with such person's affiliates or associates) acquires at least 15%, but not more than 50%, of the outstanding shares of Rentrak Corporation common stock, the Rentrak Corporation Board of Directors can elect to exchange that number of shares of common stock having an aggregate value equal to the spread (the excess of the value of the common stock issuable upon exercise of a Right over the exercise price) for each Right (other than Rights held by such acquiring person and its affiliates and associates).

Rentrak Corporation would be entitled to redeem the Rights at $.01 per Right at any time until ten business days following a public announcement that a person (together with such person's affiliates or associates) has acquired beneficial ownership of 15% or more of the outstanding shares of common stock. Following an announcement confirming Rentrak Corporation's intent to redeem the Rights, the entitlement to exercise the Rights will terminate and the only right of the holders of Rights (other than the acquiring person, whose Rights shall be void) will be to receive the redemption price.

Prior to the date upon which the Rights detach, the terms of the Rights Plan may be amended by the Rentrak Corporation Board of Directors without the consent of the holders of the Rights. The Rights expire on May 18, 2005, unless


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earlier redeemed or exchanged by Rentrak  Corporation or terminated.


The Rights Plan may deter takeover bids for Rentrak Corporation. To the extent an acquirer would be discouraged by the Rights Plan from acquiring an equity position in Rentrak Corporation, stockholders may be deprived from receiving a premium for their shares. The issuance of additional shares of common stock prior to the time the Rights become exercisable would result in an increase in the number of Rights outstanding.

Each share of Series A Junior Participating Preferred Stock would have a quarterly dividend rate per share equal to 100 times the per share amount of any dividend (other than a dividend payable in shares of common stock or a subdivision of the common stock) (but not less than $1.00 per share) declared from time to time on the common stock, subject to certain adjustments. The holders of Series A Junior Participating Preferred Stock would be entitled to receive a preferred liquidation payment per share of $100 (plus accrued and unpaid dividends) or, if greater, an amount equal to 100 times the payment to be made per share of common stock. Generally, the holder of each share of Series A Junior Participating Preferred Stock would vote together with the common stock (and any other series of preferred stock entitled to vote on such matter) on any matter as to which the common stock is entitled to vote, including the election of directors. The holder of each share of Series A Junior Participating Preferred Stock would be entitled to 100 votes. In the event of any merger, consolidation, combination, or other transaction in which shares of common stock are exchanged for or changed into other stock or securities, cash, and/or property, the holder of each share of Series A Junior Participating Preferred Stock would be entitled to receive 100 times the aggregate amount of stock, securities, cash, and/or property into which or for


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which  each  share of  common  stock is  changed  or  exchanged.  The  foregoing dividend, voting, and liquidation rights of the Series A Junior Participating Preferred Stock would be protected against dilution in the event that additional shares of common stock are issued pursuant to a stock split or stock dividend. Because of the nature of the Series A Junior Participating Preferred Stock's
dividend,  voting,  liquidation,   and  other  rights,  the  value  of  the  one
one-hundredth of a share of Series A Junior Participating Preferred Stock purchasable with each Right is intended to approximate the value of one share of common stock.

Statutory Business Combination Provision
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Rentrak Corporation is subject to Section 60.835 of the Oregon Revised Statutes, which generally prohibits an Oregon corporation from engaging in a "business combination"


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with an "interested stockholder" for a period of three years after the time that the person became an interested stockholder, unless (i) prior to such time the Board of Directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and by certain employee stock plans, or (iii) at or after such time the business combination is approved by the Board of Directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder. A "business combination" generally includes mergers, asset sales, and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who owns 15% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and, together with his or her affiliates and associates, has owned 15% or more of the corporation's voting stock within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

Other Matters
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The bylaws of Rentrak  Corporation contain provisions (i) requiring that advance notice be delivered to Rentrak Corporation of any business to be brought by a stockholder before any meeting of stockholders and (ii) establishing procedures to be followed by stockholders in nominating persons for election to the Board of Directors. Generally, such advance notice provisions provide that written notice must be given to the Secretary of Rentrak Corporation by a stockholder, with respect to director nominations or stockholder proposals, not less than 60 nor more than 90 days prior to the first anniversary of the preceding year's annual meeting (except that if the date of the annual meeting is changed by more than 30 days from such anniversary date, then notice by the stockholder, to be timely, must be received within 10 days of the date on which notice of the date of the meeting was mailed or public disclosure of the date was made, whichever first occurs).

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Such notice must set forth specific  information  regarding such stockholder and such business or director nominee, as described in the bylaws.

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